Filed by Lockheed Martin Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The Titan Corporation

Commission File No. 1-6035

[LOGO]

Titan Acquisition

•	Strategic Fit

–	C4ISR / Enterprise IT / Homeland Security

–	Sales nearly 100% to government customers

•	Operational Compatibility / Ease of Integration

–	Highly trained employee base

–	Programs complement our core businesses

•	Financial Characteristics

–	Immediately accretive

–	Company achieved 24% sales growth YTD June 2003

Consistent With Disciplined

Growth & Cash Deployment Strategies

[LOGO]

Information about the Titan Acquisition

We plan to file a proxy statement/prospectus and other materials with the SEC. You should read the proxy statement/prospectus and other materials (when available) before voting or making an investment decision.

Lockheed Martin, Titan and their directors and executive officers may be deemed to be participants in the solicitation of proxies. Information about those persons can be found in the Lockheed Martin proxy statement on Schedule 14A, dated March 14, 2003 and in the Titan proxy statement on Schedule 14A, dated April 15, 2003. Additional information regarding participants in the proxy solicitation may be found in the proxy statement/prospectus when available.

The proxy statement/prospectus and other materials filed with the SEC may be obtained for free at the SEC’s web site: www.sec.gov. Free copies of Lockheed Martin filings also can be obtained by contacting Lockheed Martin Investor Relations, 6801 Rockledge Drive, Bethesda, MD 20817, (301) 897-6598. For copies of Titan filings, contact Titan Investor Relations, 3033 Science Park Rd., San Diego, CA 92121, (858) 552-9400.

Lockheed Martin/Titan Transaction

Filed by Lockheed Martin Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The Titan Corporation

Commission File No. 1-6035

–	Consistent with Disciplined Growth and Cash Deployment strategies

–	Expands presence with Intelligence agencies, Department of Homeland Security and Civil IT

–	Immediately accretive

Consideration

Purchase of outstanding stock	$1.8B
Assumption of existing debt	$0.6B
$2.4B
Net Operating Loss Benefit	$(0.2B	)	{Based on Deferred Tax Assets per June 2003 10-Q}

Net	$2.2B

Key Terms of Agreement

➢	Combination of cash and Lockheed Martin stock (50/50)

➢	“No-Shop” provisions

•	$60 million break-up fee

➢	Collar on Lockheed Martin share price (range in which stock consideration is fixed) from $46 to $58.

➢	Customary conditions to close (expected first quarter 2004) include:

•	Approval by Titan’s shareholders

•	Hart–Scott–Rodino Anti-Trust clearance

➢	Titan’s business to run in ordinary course until closing

Lockheed Martin Corporation

http://www.lockheedmartin.com/

	2002 Actuals
Sales	$26.6	B
Earnings Per Share	$2.58
Operating Profit	$1.2	B

Lockheed Martin Business Segments

➢	Electronic Systems: Major provider of electronic systems and products. 2002 Sales $8.7B. Headquartered in Bethesda, Maryland.

➢	Aeronautics: A world leader in fighter, airlift and reconnaissance aircraft. 2002 Sales $6.5B. Headquartered in Fort Worth, Texas.

➢	Space Systems: A leader in military, civil and commercial space products and services. 2002 Sales $ 5.3B. Headquartered in Denver, Colorado.

➢	Technology Services: A leading federal services contractor with continued growth in all business areas, particularly information services. 2002 Sales $3.1B. Headquartered in Cherry Hill, New Jersey.

➢	Integrated Systems and Solutions: Focused in providing customers with network-centric effects-based operations. 2002 Sales $3.0B. Headquartered in Gaithersburg, Maryland.

Titan Corporation

http://www.titan.com/

	2002 Actuals
Sales	$1.4	B
Earnings Per Share	$0.57

Titan Corporation is a leading provider of intelligence and communications solutions for the US Department of Defense, the intelligence community and other federal government agencies.

Titan’s diverse range of systems solutions serves four synergistic markets:

➢	C4ISR (Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance)

➢	Enterprise Information Technology

➢	Homeland Security/ War on Terrorism

➢	Transformational Programs

Key customer points of presence:

➢	NSA

➢	DOT

➢	Special Operations Command

➢	Intelligence Agencies

➢	DHS

➢	DTRA

➢	NIMA

Next Steps

➢	Submit Registration Statement to SEC for Lockheed Martin shares to be issued

➢	Titan’s shareholders proxy solicitation

➢	File pre-merger notification under Hart–Scott–Rodino Anti-Trust Act

Information about the Titan Acquisition

We plan to file a proxy statement/prospectus and other materials with the SEC. You should read the proxy statement/prospectus and other materials (when available) before voting or making an investment decision.

Lockheed Martin, Titan and their directors and executive officers may be deemed to be participants in the solicitation of proxies. Information about those persons can be found in the Lockheed Martin proxy statement on Schedule 14A, dated March 14, 2003 and in the Titan proxy statement on Schedule 14A, dated April 15, 2003. Additional information regarding participants in the proxy solicitation may be found in the proxy statement/prospectus when available.

The proxy statement/prospectus and other materials filed with the SEC may be obtained for free at the SEC’s web site: www.sec.gov. Free copies of Lockheed Martin filings also can be obtained by contacting Lockheed Martin Investor Relations, 6801 Rockledge Drive, Bethesda, MD 20817, (301) 897-6598. For copies of Titan filings, contact Titan Investor Relations, 3033 Science Park Rd., San Diego, CA 92121, (858) 552-9400.

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